EXHIBIT A

FOR IMMEDIATE RELEASE

Date:     March 19, 2001

Media Contacts:

Brian Schott, Big Mountain Ski & Summer Resort
              406-862-1949, bschott@big-mountain.com
Sheryl Barto, Hines Resorts
              970-704-1260, bartoPR@sporis.net


           BIG MOUNTAIN RESORT SELECTS HINES TO DEVELOP BASE VILLAGE
    Hines Resorts Expanding from Colorado to the Northern Rockies Through an
         Agreement with Winter Sports, Inc. to Develop Glacier Village


WHITEFISH, Mont. -- In one of the most significant announcements in Big Mountain's six-decade history and a major step toward transforming itself into a four-season mountain resort, Winter Sports, Inc., President and CEO Michael Collins announced today that Hines Resorts, a division of international real estate firm Hines, was selected as the developer of the new $300 million base village at Big Mountain Ski & Summer Resort.

Winter Sports, Inc. and Hines Resorts have signed an agreement to develop the base area, which will be called Glacier Village at Big Mountain. The plan represents more than $300 million of improvements over an eight-to-10-year period. The design will include more than 700 residential/lodging units, at least one hotel, condominiums and town homes, employee housing, as well as approximately 80,000 square feet of commercial space and a conference center. Ground breaking for the first projects, as well as pre-sales will begin this summer.
`This is a historic day for Big Mountain and Whitefish, as it marks the next step in our vision to become a four-season mountain resort,' Collins said. `Hines understands our unique opportunities as we move forward with the vision of Glacier Village at Big Mountain. While we expand the village, it is important for us to preserve our small-town family feel and keep true all the qualities that make Big Mountain such a special place. We are committed to this vision and excited about the work ahead.'

Recognized for its use of quality materials, emphasis on design and preservation of community character, and known for its commercial and renovation projects worldwide, Hines has been active in the resort development business since the early `90s with four Colorado projects: Aspen Highlands Village in Aspen; Five Trees in Aspen; Zephyr Mountain Lodge in Winter Park; and River Valley Ranch, a residential golf course community in Carbondale.

The time is ideal for the development of Glacier Village: a recent $11.5 million renovation and expansion of Glacier International Airport has increased accessibility to the resort; skier visits continue to grow and the area real estate market is booming. Also, with its proximity to Glacier National Park, 10 golf courses, and multitude of lakes within a 100-mile radius, Big Mountain Ski & Summer Resort is perfectly poised for village expansion, according to Dennis Green, chairman of Winter Sports, Inc.

`More than half a century ago, the founders of Big Mountain had a vision for a world-class ski resort in the beauty of Montana,' Green said. ``Development of the Village area is the next step in achieving that vision and critical to the ongoing success of the resort.'

"With the combination of skiing, lakes, golf and history, Big Mountain, Whitefish and Flathead Valley are completely unique to anywhere in North America," said Gerald Hines, founder and chairman of Hines. "It's exciting for Hines to be part of Big Mountain's future to create a village with a sense of place. The architecture and design will preserve and perpetuate Big Mountain's culture and values."

Plans call for a pedestrian-scale village with buildings that are rich in architectural character and detail inspired by Big Mountain's long history and majestic setting. Glacier Village will have streets lined with retail shops and restaurants, year round services and a world class conference center all located in the village set just below the ski slopes. Design Workshop, an internationally known design firm based in Aspen, Colo., is developing the overall master plan for the village. Architecture will be influenced by the architecture of Glacier National Park, as well as Montana's ranches and historical towns. Big Mountain currently has 1600 pillows at the resort. The new village will expand the bed base to more than 5400 pillows.

Winter Sports, Inc. (NASDAQ:WSKI) owns and operates Big Mountain Ski & Summer Resort in Whitefish. With over 3,000 acres of skiable terrain and 81 marked trails, Big Mountain is one of the largest ski resorts in North America. It is located 32 miles west of Glacier National Park, 8 miles north of Whitefish, and 19 miles north of Glacier International Airport in Kalispell. The mountain offers scenic gondola rides, lift-serviced mountain biking and hiking, as well as a bounty of events and outdoor concerts throughout the summer.

Hines is an international real estate firm with more than 2,800 employees. Founded in 1957, the privately owned firm has developed more than 640 properties representing in excess of 209 million square feet of office, mixed-use, industrial, retail and residential properties as well as large master-planned communities and land developments. The firm currently manages more than 70 million square feet of space. Headquartered in Houston, Texas, Hines has major regional offices in New York, Chicago, Atlanta, Aspen, San Francisco and London, as well as additional offices in 65 other U.S. cities and 11 other countries. The firm is one of the largest real estate organizations in the world with assets in excess of $10 billion.

For more information on the project, please visit www.glaciervillage.com", www.big-mountain.com or www.hinesresorts.com.